SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K or 10-KSB ☐Form 20-F ☐Form 11-K ☑Form 10-Q or 10-QSB ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable
The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue

Address of Principal Executive Office (Street and Number)
Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART I - REGISTRANT INFORMATION
PART II - RULES 12b-25(b) AND (c)
PART III - NARRATIVE
PART IV - OTHER INFORMATION

PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Trust believes it has received all additional information it required from one of the Working Interest Owners in order to prepare its financial statements through December 31, 2010, and is in the process of completing its financial statements through that date. The Trustee expects to be able to make its filings through December 31, 2010 soon, and anticipates being able to make its March 31, 2011 and June 30, 2011 Form 10-Q filings promptly afterward. Reference is hereby made to the Form 12b-25 filed by the Trust on April 1, 2011 for more information.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Mike Ulrich	800	852-1422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes : ☑ No

The Trust has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009, its Annual Report for the year ended December 31, 2009, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 or September 30, 2010, its Annual Report for the year ended December 31, 2010, or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes : ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2011	LL&E Royalty Trust By: The Bank of New York Mellon Trust Company, N.A., Trustee
	By:	/s/ MIKE ULRICH
		Name:	Mike Ulrich
		Title:	Vice President

ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).